FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended July, 2011

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Ciaran Murray, CFO
South County Business Park Leopardstown, Dublin 18, Ireland.
Ciaran.Murray@iconplc.com
011-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ICON plc

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. At June 30, 2011 we had approximately 7,800 employees, in 77 locations in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistical, Central Laboratory, Imaging and Contract Staffing services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. ICON plc’s principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000. For the three months ended June 30, 2011 we derived approximately 40.3%, 47.2% and 12.5% of our net revenue in the United States, Europe and Rest of World, respectively.

Recent Developments

Acquisitions

On July 13, 2011 the Company acquired Firecrest Clinical, a market leading provider of technology solutions that boost investigator site performance and study management. Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and executivion of activities at investigative sites.

On January 14, 2011 the Company acquired Oxford Outcomes, a leading international health outcomes consultancy, headquartered in Oxford, UK, and with offices in the USA and Canada.  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2011 AND DECEMBER 31, 2010

	(Unaudited)	(Audited)
	June 30,	December 31,
	2011	2010
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$175,564	$255,706
Short term investments - available for sale	40,000	-
Accounts receivable	171,014	164,907
Unbilled revenue	143,323	101,431
Other receivables	17,643	12,451
Deferred tax asset	7,700	5,623
Prepayments and other current assets	22,573	20,592
Income taxes receivable	17,969	18,966
Total current assets	595,786	579,676
Other Assets:
Property, plant and equipment, net	175,132	170,861
Goodwill	219,611	175,860
Non-current other assets	4,538	4,353
Non-current income taxes receivable	475	482
Non-current deferred tax asset	11,477	10,028
Intangible assets	7,230	8,278
Total Assets	$1,014,249	$949,538
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$4,291	$12,314
Payments on account	142,345	134,240
Other liabilities	122,007	100,182
Deferred tax liability	1,335	956
Income taxes payable	1,029	2,634
Total current liabilities	271,007	250,326
Other Liabilities:
Non-current other liabilities	4,468	3,676
Non-current government grants	1,500	1,470
Non-current income taxes payable	10,770	10,205
Non-current deferred tax liability	14,704	13,862
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
60,436,120 shares issued and outstanding at June 30, 2011 and
60,247,092 shares issued and outstanding at December 31, 2010	5,079	5,063
Additional paid-in capital	203,658	196,960
Accumulated other comprehensive income	14,053	396
Retained earnings	489,010	467,580
Total Shareholders' Equity	711,800	669,999
Total Liabilities and Shareholders' Equity	$1,014,249	$949,538

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 AND JUNE 30, 2010
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(in thousands except share and per share data)

Revenue:
Gross revenue	$317,696	$313,087	$623,243	$622,638
Reimbursable expenses	(84,651)	(89,336)	(160,901)	(179,775)

Net revenue	233,045	223,751	462,342	442,863

Costs and expenses:
Direct costs	150,866	130,869	295,336	262,187
Selling, general and administrative expense	57,344	58,923	117,227	111,217
Depreciation and amortization	9,329	8,281	18,302	17,003
Restructuring charges	-	-	5,002	-

Total costs and expenses	217,539	198,073	435,867	390,407

Income from operations	15,506	25,678	26,475	52,456
Interest income	294	405	527	640
Interest expense	(188)	(344)	(355)	(771)

Income before provision for income taxes	15,612	25,739	26,647	52,325
Provision for income taxes	(2,530)	(2,866)	(5,217)	(7,253)

Net income	$13,082	$22,873	$21,430	$45,072
Net income per Ordinary Share:
Basic	$0.22	$0.38	$0.36	$0.76
Diluted	$0.21	$0.38	$0.35	$0.74

Weighted average number of Ordinary Shares outstanding:

Basic	60,390,788	59,667,635	60,336,933	59,395,142

Diluted	61,114,996	60,768,374	61,056,232	60,557,687

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND JUNE 30, 2010
(UNAUDITED)

	Six Months Ended
	June 30,	June 30,
	2011	2010
	(in thousands)
Cash flows from operating activities:
Net income	21,430	45,072
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	13	115
Depreciation and amortization	18,302	17,003
Amortization of grants	(59)	(77)
Share compensation expense	4,137	3,703
Deferred taxes	(2,296)	(1,451)
Changes in assets and liabilities:
Decrease in accounts receivable	3,949	19,195
(Increase)/decrease in unbilled revenue	(42,576)	12,398
Increase in other receivables	(4,831)	(243)
Increase in prepayments and other current assets	(1,188)	(3,662)
Increase in other non current assets	(185)	(626)
Decrease in payments on account	(316)	(20,784)
Increase/(decrease) in other current liabilities	1,537	(8,527)
(Decrease)/increase in other non current liabilities	(191)	472
(Increase)/decrease in income taxes receivable	314	(6,661)
Decrease in accounts payable	(9,699)	(4,107)

Net cash (used in)/provided by operating activities	(11,659)	51,820

Cash flows from investing activities:
Purchase of property, plant and equipment	(13,097)	(16,969)
Purchase of subsidiary undertakings	(33,227)	(1,161)
Cash acquired with subsidiary undertakings	6,335	-
Purchase of short term investments	(40,000)	(30,260)
Sale of short term investments	-	79,487

Net cash (used in)/provided by investing activities	(79,989)	31,097

Cash flows from financing activities:
Proceeds from exercise of share options	2,358	8,996
Share issuance costs	(66)	(28)
Tax benefit from the exercise of share options	285	2,179
Repayment of other liabilities	-	(160)
Net cash provided by financing activities	2,577	10,987
Effect of exchange rate movements on cash	8,929	(17,943)
Net (decrease)/increase in cash and cash equivalents	(80,142)	75,961
Cash and cash equivalents at beginning of period	255,706	144,801

Cash and cash equivalents at end of period	$175,564	$220,762

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2010	60,247,092	$5,063	$196,960	$396	$467,580	$669,999

Comprehensive Income:
Net income	-	-	-	-	21,430	21,430
Currency translation adjustment	-	-	-	15,824	-	15,824
Currency impact of long term funding	-	-	-	(1,921)	-	(1,921)
Tax on currency impact of long term funding	-	-	-	(246)	-	(246)
Total comprehensive income						35,087
Exercise of share options	185,260	16	2,342	-	-	2,358
Issue of ordinary shares	3,768	-	-	-	-	-
Share issuance costs	-	-	(66)	-	-	(66)
Non-cash stock compensation expense	-	-	4,137	-	-	4,137
Tax benefit on exercise of options	-	-	285	-	-	285

Balance at June 30, 2011	60,436,120	$5,079	$203,658	$14,053	$489,010	$711,800

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2011

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2010. Operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2011.

2. Goodwill

	June 30,	December 31,
	2011	2010
	(in thousands)

Opening balance	$175,860	$173,568
Current period acquisitions	39,718	3,505
Prior period acquisitions	-	2,539
Foreign exchange movement	4,033	(3,752)

Closing balance	$219,611	$175,860

The goodwill balance relates entirely to the clinical research segment.

Acquisition of Oxford Outcomes

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited, a leading international health outcomes consultancy business, headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, for an initial cash consideration of £17.8 million ($27.7 million).  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  Further consideration of up to £6.5 million ($10.4 million) may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  The Company has accrued £6.5 million ($10.4 million) in respect of these milestones at June 30, 2011.  In addition, the acquisition agreement also provided for certain working capital targets to be achieved by Oxford Outcomes Limited on completion.  In May 2011 the Company paid an additional £3.3 million ($5.5 million) on completion of this review.

The Company also holds an option to acquire the remaining common stock of Oxford Outcomes Limited during the year ended December 31, 2011 for cash consideration of £3.8 million ($6.1 million).  Further consideration of up to £1.5 million ($2.4 million) relating to this remaining common stock of Oxford Outcomes may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  £3.8 million ($6.1 million) has been accrued at June 30, 2011 in respect of additional consideration payable in respect of this option and a further £1.5 million ($2.4 million) has been accrued at June 30, 2011 relating to the potential additional consideration payable in respect of the performance milestones.

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

January 14
2011
(in thousands)
Property, plant and equipment	$490
Goodwill	39,718
Cash and cash equivalents	6,335
Other current assets	6,679
Current liabilities	(1,995)
Purchase price	$51,227

Goodwill represents the acquisition of an established workforce with experience in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.

Prior Period Acquisitions - Acquisition of Timaq Medical Imaging

On May 17, 2010 the Company acquired Timaq Medical Imaging (“Timaq”), a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, located in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($3.1 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013. On December 31, 2010 CHF 0.3 million ($0.3 million) was paid to the former shareholders in respect of certain milestones for the year ended December 31, 2010.  CHF 2.6 million ($2.9 million) has been accrued in relation to the remaining milestones at June 30, 2011.

The acquisition of Timaq has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

May 17
2010
(in thousands)
Property, plant and equipment	$107
Goodwill	3,505
Intangible assets	770
Other current assets	160
Current liabilities	(719)
Purchase price	$3,823

Goodwill represents the acquisition of an established workforce with experience in the provision of advanced imaging services to pharmaceutical and biotechnology customers in the European market.

3. Restructuring charges

Restructuring charges recognized during the six months ended June 30, 2011 comprise:

	Six Months Ended
	June 30,	June 30,
	2011	2010
	(in thousands)

Restructuring charges	$5,002	$-

During the six months ended June 30, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of a restructuring plan, the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognized during the six months ended June 30, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions.

Details of the movement in restructuring provisions recognised during the six months ended June 30, 2011 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Initial provision recognised	$3,956	$1,046	$5,002

Cash payments	(2,491)	(95)	(2,586)
P,P&E write-off	-	(29)	(29)
Foreign exchange movement	(1)	(8)	(9)

Closing provision	$1,464	$914	$2,378

4. Income Taxes

As at June 30, 2011 the Company maintains a $10.3 million liability (December 31, 2010: $9.7 million) for unrecognized tax benefit, which is comprised of $8.5 million (December 31, 2010: $8.1 million) related to items generating unrecognized tax benefits and $1.8 million (December 31, 2010: $1.8 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2006 through 2010 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

5. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	60,390,788	59,667,635	60,336,933	59,395,142
Effect of dilutive share options outstanding	724,208	1,100,739	719,299	1,162,545
Weighted average number of ordinary shares for diluted net income per ordinary share	61,114,996	60,768,374	61,056,232	60,557,687

6. Stock Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan.   No options may be granted under the plans after July 21, 2018.

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation and Organization Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares.  No options can be granted after January 17, 2013.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at June 30, 2011 is eight years.

The following table summarizes option activity for the six months ended June 30, 2011:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2010	4,798,677	$21.71	$8.47

Granted	799,449	$20.25	$8.52
Exercised	(185,260)	$12.73	$5.46
Forfeited	(254,900)	$26.41	$10.05

Outstanding at June 30, 2011	5,157,966	$21.57	$8.51	4.89

Exercisable at June 30, 2011	2,642,124	$19.48	$7.77	3.51

The Company has granted options with fair values ranging from $3.68 to $13.93 per option or a weighted average fair value of $7.15 per option.  The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2011 was 2,642,124.  Fully vested share options at June 30, 2011 have an average remaining contractual term of 3.51 years, an average exercise price of $19.48 and a total intrinsic value of $17.1 million. The total intrinsic value of options exercised during the six months ended June 30, 2011 was $2.0 million (June 30, 2010: $14.9 million).

The following table summarizes the movement in non-vested share options for the six months ended June 30, 2011:
	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2010	2,673,674	$24.76	$9.48

Granted	799,449	$20.25	$8.52
Vested	(718,445)	$20.15	$7.61
Forfeited	(238,836)	$25.52	$9.79

Non vested outstanding at June 30, 2011	2,515,842	$23.77	$9.29

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the period ended June 30, 2011 and June 30, 2010 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Three Months Ended
	June 30,	June 30,
	2011	2010

Weighted average fair value	$8.52	$9.13
Assumptions:
Expected volatility	45%	45%
Dividend yield	0%	0%
Risk-free interest rate	2.3%	1.8%
Expected life	5 years	4.05 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units

On February 10, 2011 the Company awarded 100,000 restricted share units (“RSU’s”) to certain key employees of the Group.  These RSU’s will vest on the fifth anniversary of date of award.  The market price of the Company’s ordinary shares on date of award was $22.11.  On March 3, 2011 the Company also awarded 120,000 RSU’s to other key employees of the Group.  These RSU’s will vest on the third anniversary of date of grant.  The market price of the Company’s ordinary shares on date of award was $20.28.  On June 7, 2011 the Company awarded a further 10,000 RSU’s to a key employee of the Group.  These RSU’s will vest on the third anniversary of date of grant.  The market price of the Company’s ordinary shares on date of award was $24.60.

On August 7, 2008 the Company awarded 6,280 RSU’s to certain key employees.  These RSU’s vested over periods ranging from February 26, 2009 to February 26, 2011.  The market value of the Company’s ordinary shares on date of award was $41.95.  On August 16, 2010 2,512 ordinary shares were issued by the Company relating to certain of the RSU awards.  On May 20, 2011 3,768 ordinary shares were issued by the Company relating to the remaining RSU awards.

The following table summarizes the movement in non-vested restricted share units for the six months ended June 30, 2011:

	Number of Units	Weighted Average Fair Value

Non vested outstanding at December 31, 2010	1,256	$41.95

Granted	230,000	$21.26
Vested	(1,256)	$41.95
Forfeited	-	-

Non vested outstanding at June 30, 2011	230,000	$21.26

The fair value of stock awards vested for the six months ended June 30, 2011 totaled $0.1 million (2010: $0.1 million).

Non-cash stock compensation expense

Non-cash stock compensation expense for the six months ended June 30, 2011 has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(In thousands)		(In thousands)
Direct costs	$1,209	$1,017	$2,280	$2,007
Selling, general and administrative	$985	$888	$1,857	$1,696

	$2,194	$1,905	$4,137	$3,703

Total non-cash stock compensation expense not yet recognized at June 30, 2011 amounted to $17.2 million.  The weighted average period over which this is expected to be recognized is 3.2 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $0.3 million for the six months ended June 31, 2011 (2010: $1.0 million).

7. Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. Historically, the Company organized, operated and assessed its business in two segments, the clinical research segment and the central laboratory segment, which includes the Company’s central laboratories located in Dublin, New York, India, Singapore and China. During the year ended December 31, 2009 management determined that its clinical research and central laboratory businesses operate in the same clinical research market, have a similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar, reporting their results on an aggregated basis would be more useful to users of the Company’s financial statements. In addition, the central laboratory division did not reach the thresholds of net revenue, income from operations and total assets as a requirement for being reported as a separate segment.  Accordingly, the Company consolidated and reclassified the results of the former central laboratory segment into the clinical research segment for the three and six months ended June 30, 2010.

During the year ended December 31, 2010 the Company incurred losses in its central laboratory business, which in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information requires it to be reported as a separate segment.  Accordingly the Company has disclosed two reportable segments for the three and six months ended June 30, 2011.  The Company has reclassified the results of the central laboratory segment from the clinical research segment for three and six months ended June 30, 2011.

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, Hong Kong, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa. Segment information as at June 30, 2011 and December 31, 2010 and for the three and six months ended June 30, 2011 and June 30, 2010 is as follows:

a)	The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Ireland	$24,080	$33,906	$53,433	$62,878
Rest of Europe	85,868	70,112	166,945	140,850
U.S.	93,826	96,876	186,390	194,331
Other	29,271	22,857	55,574	44,804

Total	$233,045	$223,751	$462,342	$442,863
    * All sales shown for Ireland are export sales.

b)  The distribution of net revenue by business segment was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Clinical research	$216,163	$208,114	$429,007	$411,010
Central laboratory	16,882	15,637	33,335	31,853

Total	$233,045	$223,751	$462,342	$442,863

c)  The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2011	2011	2010
			Excluding Restructuring Charges	Restructuring Charges	Including Restructuring Charges
	(in thousands)		(in thousands)
Ireland	$(4,386)	$13,526	$(1,797)	(85)	$(1,882)	$23,060
Rest of Europe	11,368	5,072	16,841	(1,803)	15,038	12,931
U.S.	6,600	5,763	12,891	(3,114)	9,777	13,432
Other	1,924	1,317	3,542	-	3,542	3,033

Total	$15,506	$25,678	$31,477	$(5,002)	$26,475	$52,456

d)  The distribution of income from operations by business segment was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2011	2011	2010
			Excluding Restructuring Charges	Restructuring Charges	Including Restructuring Charges
	(in thousands)		(in thousands)
Clinical research	$14,939	$26,811	$33,616	(3,457)	$30,159	$53,531
Central laboratory	567	(1,133)	(2,139)	(1,545)	(3,684)	(1,075)

Total	$15,506	$25,678	$31,477	$(5,002)	$26,475	$52,456

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	June 30,	December 31,
	2011	2010
	(in thousands)
Ireland	$115,118	$109,919
Rest of Europe	18,664	16,675
U.S.	32,328	33,855
Other	9,022	10,412

Total	$175,132	$170,861

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	June 30,	December 31,
	2011	2010
	(in thousands)
Clinical research	$154,252	$149,755
Central laboratory	20,880	21,106

Total	$175,132	$170,861

g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Ireland	$3,236	$2,347	$6,182	$4,977
Rest of Europe	1,854	1,283	3,436	2,859
U.S.	3,125	3,647	6,468	7,215
Other	1,114	1,004	2,216	1,952

Total	$9,329	$8,281	$18,302	$17,003

h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(in thousands)		(in thousands)
Clinical research	$7,962	$7,045	$15,697	$14,525
Central laboratory	1,367	1,236	2,605	2,478

Total	$9,329	$8,281	$18,302	$17,003

i) The distribution of total assets by geographical area was as follows:

	June 30,	December 31,
	2011	2010
	(in thousands)
Ireland	$402,130	$418,098
Rest of Europe	240,854	173,668
U.S.	338,662	329,971
Other	32,603	27,801

Total	$1,014,249	$949,538

j) The distribution of total assets by business segment was as follows:

	June 30,	December 31,
	2011	2010
	(in thousands)
Clinical research	$952,179	$889,534
Central laboratory	62,070	60,004
Total	$1,014,249	$949,538

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2010. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. Our preferred approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements, and increasingly our teams are flexibly applied to minimize costs for our clients.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have approximately 7,800 employees, in 77 locations in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management, Biostatistics, Central Laboratory, Imaging and Contract Staffing services.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue for contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At June 30, 2011 we had a backlog of approximately $2.1 billion, compared with approximately $1.9 billion at December 31, 2010.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

As the nature of ICON's business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended June 30, 2011 compared with Three Months Ended June 30, 2010

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	June 30, 2011	June 30, 2010	2010 to 2011
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	4.2%
Costs and expenses:
Direct costs	64.7%	58.5%	15.3%
Selling, general and administrative	24.6%	26.3%	(2.7)%
Depreciation and amortization	4.0%	3.7%	12.6%
Income from operations	6.7%	11.5%	(39.6)%

Net revenue for the period increased by $9.2 million, or 4.2%, from $223.8 million for the three months ended June 30, 2010 to $233.0 million for the three months ended June 30, 2011.  Net revenue in our clinical research segment increased by $8.1 million, or 3.9%, from $208.1 million for the three months ended June 30, 2010 to $216.2 million for the three months ended June 30, 2011.  In our central laboratory business, net revenue increased by $1.1 million, or 8.0%, from $15.7 million for the three months ended June 30, 2010 to $16.8 million for the three months ended June 30, 2011. For the three months ended June 30, 2011 we derived approximately 40.3%, 47.2% and 12.5% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs for the period increased by $20.0 million, or 15.3%, from $130.9 million for the three months ended June 30, 2010 to $150.9 million for the three months ended June 30, 2011. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Direct costs in our clinical research segment increased by $17.3 million, or 14.2%, from $121.4 million for the three months ended June 30, 2010 to $138.7 million for the three months ended June 30, 2011.  The Company has entered a number of strategic relationships with sponsors in recent months and further expanded operations in certain territories. This  necessitated the Company’s continued investment in personnel in advance of anticipated revenue flows from this business.  In our central laboratory business, direct costs increased by $2.7 million, or 28.5%, from $9.5 million for the three months ended June 30, 2010 to $12.2 million for the three months ended June 30, 2011. Increased business wins in this business over the previous twelve months has also necessitated significant upfront investment in personnel and related costs to serve this new business.  Direct costs as a percentage of net revenue increased to 64.7% for the three months ended June 30, 2011 from 58.5% for the three months ended June 30, 2010.

Selling, general and administrative expenses for the period decreased by $1.6 million, or 2.7%, from $58.9 million for the three months ended June 30, 2010 to $57.3 million for the three months ended June 30, 2011. Selling, general and administrative expenses comprise compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional service costs, advertising costs and all costs related to facilities and information systems. The decrease in selling, general and administrative expense for the period arose primarily from an increase in facilities and information costs of $3.5 million, an increase in compensation and related fringe benefit costs for non project-related employees of $1.5 million offset by a decrease in other general overhead costs of $6.6 million.  This decrease in other general overhead costs resulted principally from the release of certain non-recurring tax related provisions in both our clinical research and central laboratory businesses arising from the receipt of additional information in relation to these items.  As a percentage of net revenue, selling, general and administrative expenses, decreased from 26.3% for the three months ended June 30, 2010 to 24.6% for the three months ended June 30, 2011.

Depreciation and amortization expense for the period increased by $1.0 million, or 12.6%, from $8.3 million for the period ended June 30, 2010 to $9.3 million for the three months ended June 30, 2011. As a percentage of net revenue, depreciation and amortization expense increased from 3.7% of net revenues for the three months ended June 30, 2010 to 4.0% for the three months ended June 30, 2011.

As a result of the above, income from operations for the period decreased by $10.2 million, from $25.7 million for the three months ended June 30, 2010 to $15.5 million for the three months ended June 30, 2011. As a percentage of net revenue, income from operations decreased from 11.5% for the three months ended June 30, 2010 to 6.7% for the three months ended June 30, 2011. In our clinical research segment, income from operations as a percentage of net revenue decreased from 11.5% for the year ended June 30, 2011 to 6.4% for the three months ended June 30, 2011, a result of our continued investment in personnel in this business. In our central laboratory business, income/(loss) from operations increased from (0.5)% for the three months ended June 30, 2010 to a 0.2% for the three months ended June 30, 2011.  The decrease in losses in our central laboratory business during the three months ended June 30, 2011 has resulted principally from the release of certain non-recurring tax related provisions during the period.

Interest expense for the period decreased from $0.4 million for the three months ended June 30, 2011 to $0.3 million for the three months ended June 30, 2011.  This decrease arose from reduced commitment fees payable on negotiated facilities, arising from the reduction in amounts available to draw under such facilities over the period since June 30, 2010. Interest income for the three months ended June 30, 2011 decreased from $0.3 million for the three months ended June 30, 2010 to $0.2 million for the three months ended June 30, 2011.

Provision for income taxes for the period decreased from $2.9 million for the three months ended June 30, 2010 to $2.5 million for the three months ended June 30, 2011.  The effective tax rate for the three months ended June 30, 2011 was 16.2% compared with 11.1% for the three months ended June 30, 2010. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Six Months Ended June 30, 2011 compared with Six Months Ended June 30, 2010

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Six Months Ended
	June 30, 2011	June 30, 2010	2010 to 2011
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	4.4%
Costs and expenses:
Direct costs	63.9%	59.2%	12.6%
Selling, general and administrative	25.3%	25.1%	5.4%
Depreciation and amortization	4.0%	3.9%	7.6%
One-time net charges	1.1%	0.0%	100.0%
Income from operations	5.7%	11.8%	(49.5)%

Net revenue for the period increased by $19.5 million, or 4.4%, from $442.9 million for the six months ended June 30, 2010 to $462.3 million for the six months ended June 30, 2010. Net revenue in our clinical research segment increased by $18.0 million, or 4.4%, from $411.0 million for the six months ended June 30, 2010 to $429.0 million for the six months ended June, 2011. In our central laboratory business, net revenue increased by $1.4 million, or 4.7%, from $31.9 million for the six months ended June 30, 2010 to $33.3 million for the six months ended June 30, 2011. For the six months ended June 30, 2011 we derived approximately 40.3%, 47.7% and 12.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs for the period increased by $33.1 million, or 12.6%, from $262.2 million for the six months ended June 30, 2010 to $295.3 million for the six months ended June 30, 2011. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs.  Direct costs in our clinical research segment increased by $27.9 million, or 11.5%, from $243.1 million for the six months ended June 30, 2010 to $271.0 million for the six months ended June 30, 2011. The Company has entered a number of strategic relationships with sponsors in recent months and further expanded operations in certain territories. This has necessitated the Company’s continued investment in personnel in advance of anticipated revenue flows from this business.  In our central laboratory business, direct costs increased by $5.2 million, or 27.4%, from $19.1 million for the six months ended June 30, 2010 to $24.3 million for the six months ended June 30, 2011. Increased business wins in this business over the previous twelve months has also necessitated significant upfront investment in personnel and related costs to serve this new business.  Direct costs as a percentage of net revenue increased from 59.2% for the six months ended June 30, 2010 to 63.9% for the six months ended June 30, 2011.

Selling, general and administrative expenses for the period increased by $6.0 million, or 5.4%, from $111.2 million for the six months ended June 30, 2010 to $117.2 million for the six months ended June 30, 2011. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administrative expense for the period arose primarily from an increase in facilities and information costs of $5.8 million, an increase in foreign exchange losses on the retranslation of monetary assets and liabilities of $1.0 million, offset by a reduction in general overhead costs of $0.7 million.  As a percentage of net revenue, selling, general and administrative expenses, increased from 25.1% for the six months ended June 30, 2010 to 25.3% for the six months ended June 30, 2011.

Depreciation and amortization expense for the period increased by $1.3 million, or 7.6%, from $17.0 million for the six months ended June 30, 2010 to $18.3 million for the six months ended June 30, 2011. As a percentage of net revenue, depreciation and amortization expense increased from 3.9% of net revenues for the six months ended June 30, 2010 to 4.0% for the six months ended June 30, 2011.

During the six months ended June 30, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of a restructuring plan, the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognized during the six months ended June 30, 2011 $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions.

As a result of the above, income from operations for the period decreased by $26.0 million, from $52.5 million for the six months ended June 30, 2010 to $26.5 million for the six months ended June 30, 2011.  As a percentage of net revenue, income from operations decreased from 11.8% for the six months ended June 30, 2010 to 5.7% for the six months ended June 31, 2011. In our clinical research segment, income from operations as a percentage of net revenue decreased from 13.0% for the six months ended June 30, 2010 to 7.0% for the six months ended June 30, 2011.  In our central laboratory business, income/(loss) from operations increased from (3.4)% for the six months ended June 30, 2010 to (11.1)% for the six months ended June 30, 2011.

Excluding the impact of restructuring charges recognized during the six months ended June 30, 2011 income from operations decreased by $21.0 million, from $52.5 million for the six months ended June 30, 2010 to $31.5 million for the six months ended June 30, 2011. As a percentage of net revenue, income from operations excluding restructuring costs decreased from 11.8% for the six months ended June 30, 2010 to 6.8% for the six months ended June 30, 2011. In our clinical research segment, income from operations excluding restructuring costs, as a percentage of net revenue decreased from 13.0% for the six months ended June 30, 2010 to 7.8% for the six months ended June 30, 2011, a result of our continued investment in personnel in this business. In our central laboratory business, income/(loss) from operations excluding restructuring charges decreased from (3.4)% for the six months ended June 30, 2010 to (6.4)% for the six months ended June 30, 2011.

Interest expense for the period decreased from $0.8 million for the six months ended June 30, 2010 to $0.4 million for the six months ended June 30, 2011.  This decrease arose from reduced commitment fees payable on negotiated facilities, arising from the reduction in amounts available to draw under such facilities over the period since June 30, 2010. Interest income for the period decreased from $0.6 million for the six months ended June 30, 2010 to $0.5 million for the six months ended June 30, 2011.

Provision for income taxes for the period decreased from $7.3 million for the six months ended June 30, 2010 to $5.2 million for the six months ended June 30, 2011.  The effective tax rate for the six months ended June 30, 2011 was 19.6% compared with 13.9% for the six months ended June 30, 2010. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash balances at June 30, 2011 amounted to $215.6 million compared with cash balances of $255.7 million at December 31, 2010.  The Company’s cash balances at June 30, 2011 comprised cash and cash equivalents $175.6 million and short-term investments $40.0 million.  The Company’s cash balances at December 31, 2010 comprised cash and cash equivalents $255.7 million.  Additional amounts available to the Group under negotiated facilities amounted to $51.1 million at June 30, 2011 compared with additional amounts of $55.9 million at December 31, 2010.

Net cash used in operating activities was $11.7 million for the six months ended June 30, 2011 compared with cash provided by operating activities of $51.8 million for the six months ended June 30, 2010.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts.  The decrease in cash flow from operating activities during the six months ended June 30, 2011 arose primarily from a decrease in net income together with an increase in the number of days revenue outstanding during the period.  The number of days revenue outstanding at June 30, 2011 was 49 days compared to 37 days at December 31, 2010.

Net cash used in investing activities was $80.0 million for the six months ended June 30, 2011 compared to net cash provided by investing activities of $31.1 million for the six months ended June 30, 2010. Net cash used in the six months ended June 30, 2011 arose primarily from cash paid for acquisitions, capital expenditures and the purchase of short-term investments.

During the six months ended June 30, 2011 the Company completed the acquisition of Oxford Outcomes Limited for an initial cash consideration of $27.7 million.  Further consideration $5.5 million was also paid in respect of certain working capital targets on completion.  These amounts were offset by cash received on the acquisition of $6.3 million.  Capital expenditure for the six months ended June 30, 2011 amounted to $13.1 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the six months ended June 30, 2011 the Company invested $40.0 million in short-term investments.  Net cash provided by investing activities in the six months ended June 30, 2010 arose principally from the sale of short term investments. During the six months ended June 30, 2010 the Company realized a net $49.2 million from the sale of its short term investments. Amounts realized from the sale of short term investments during the six months ended June 30, 2010 were reinvested in cash equivalents.  Capital expenditure for the six months ended June 30, 2010 amounted to $17.0 million.

Net cash provided by financing activities during the six months ended June 30, 2011 amounted to $2.6 million compared with net cash provided by financing activities of $11.0 million for the six months ended June 30, 2010. Net cash provided by financing activities in both periods arose primarily from the exercise of stock options.

As a result of these cash flows, cash and cash equivalents decreased by $80.1 million for the six months ended June 30, 2011 compared to an increase of $76.0 million for the six months ended June 30, 2010.

On July 9, 2007 the Company entered into a five year committed multi-currency facility agreement for €35 million ($49.7 million) with Bank of Ireland.  The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  Amounts available to be drawn reduce over the life of this facility in accordance with agreed payment terms.  At June 30, 2011 €13.1 million ($18.6 million) was available to be drawn under this facility.

On December 22, 2008 a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million. On April 21, 2010 the Company reduced this facility to $25 million.  On December 9, 2010 the Company further reduced this facility to $12.5 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At June 30, 2011 $12.5 million was available to be drawn under this facility.

On May 29, 2009 a three year committed credit facility was negotiated with Citibank Europe for $10 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At June 30, 2011 $10.0 million was available to be drawn under the facility.

On May 29, 2009 a committed 364 day credit facility of $30 million was negotiated with JP Morgan for $30 million. On September 3, 2010 a committed 364 day credit facility was negotiated with J.P. Morgan for $10 million, partially replacing the 2009 facility.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At June 30, 2011 $10.0 million was available to be drawn under the facility.

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, located in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($3.1 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013. On December 31, 2010 CHF 0.3 million ($0.3 million) was paid to the former shareholders in respect of certain milestones for the year ended December 31, 2010.  CHF 2.6 million ($3.1 million) has been accrued in relation to the remaining milestones at June 30, 2011.

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited, a leading international health outcomes consultancy business, headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, for an initial cash consideration of £17.8 million ($27.7 million).  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  Further consideration of up to £6.5 million ($10.4 million) may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  In addition, the acquisition agreement also provided for certain working capital targets to be achieved by Oxford Outcomes Limited on completion.  In May 2011 the Company paid an additional £3.3 million ($5.5 million) on completion of this review.

The Company also holds an option to acquire the remaining common stock of Oxford Outcomes Limited during the year ended December 31, 2011 for cash consideration of £3.8 million ($6.1 million).  Further consideration of up to £1.5 million ($2.4 million) relating to this remaining common stock of Oxford Outcomes may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  £3.8 million ($6.1 million) has been accrued at June 30, 2011 in respect of additional consideration payable in respect of this option and a further £1.5 million ($2.4 million) has been accrued at June 30, 2011 relating to the potential additional consideration payable in respect of the performance milestones.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

____________________________	/s/ Ciaran Murray
Date: July 22, 2011	Ciaran Murray
Chief Financial Officer